

Mail Stop 3030

December 17, 2009

Via Facsimile and U.S. Mail

Mr. Joseph J. Rutherford
Chief Executive Officer
Photonic Products Group, Inc.
181 Legrand Avenue
Northvale, NJ   07647

> **Re: Photonic Products Group, Inc.**
> **Form 10-K for year ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 0-11668**

Dear Mr. Rutherford:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 9A. Controls and Procedures, page 19

b) Management's Report on Internal Control over Financial Reporting, page 19

1.   We note your statement in the third paragraph of this section that "management believes that the Company maintained effective internal control over financial reporting as of December 31, 2008." It does not appear that you have reached a conclusion that these internal controls over financial reporting are effective. Please revise future filings to address your conclusions regarding the effectiveness of your internal control over financial reporting.

Note 1. Nature of Business and Summary of Significant Accounting Policies and Estimates, page 30

-f. Plant and Equipment, page 30

2.   Please refer to prior comment 4 issued in our letter dated August 10, 2007. In reference to the inclusion of optional renewal periods in determining amortization of leasehold improvements, please revise future filings to disclose how you determined that the renewal periods meet the "reasonably assured" criteria of paragraph 840-10-20 of the FASB Accounting Standards Codification. More specifically, expand your disclosure to provide the factors considered as outlined in the response given in your correspondence dated September 4, 2007.

Form 10-Q for the quarterly period ended September 30, 2009

Item 4. Controls and Procedures, page 19

-a. Disclosure Controls and Procedures, page 19

3.   We note your statement that your "controls and procedures can only provide reasonable, not absolute, assurance that the above objectives have been met." Please revise future filings to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

4.   We note your disclosure that your "principal executive officer and principal financial officer concluded that [y]our disclosure controls and procedures were effective as of September 30, 2009 to reasonably ensure that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms." Revise your conclusions in future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact Kevin L. Vaughn, Accounting Branch Chief, at (202) 551-3643.

Sincerely,

Lynn Dicker
Reviewing Accountant